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                               May 16, 2022

       William Fung
       Chief Executive Officer
       AMTD IDEA GROUP
       23/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD IDEA GROUP
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed on April 18,
2022
                                                            Form 20-F for the
fiscal year ended December 31, 2020
                                                            Filed on April 28,
2021
                                                            File No. 001-39006

       Dear Mr. Fung:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Cover
       Introduction. The Holding Foreign Companies Accountable Act, page ii

   1. We note your disclosure of your delisting risk due to lack of PCAOB inspection of your auditor under the
HFCAA, and that your auditor is on the PCAOB   s determination list at
                                                        December 16, 2021.
Please revise to disclose that you have been identified under the
                                                        HFCAA delisting
provisional list, as issued by the SEC. Also ensure these risk disclosures are made to
the three other related narratives at the onset of Part I on page 2, in the Summary of Risk
Factors in Item 3.D. on page 8, and the Risk Factors beginning on page 12.
 William Fung
AMTD IDEA GROUP
May 16, 2022
Page 2
Introduction. Frequently Used Terms, page iii

2.       Please revise the definition of    China    or    PRC    to include
Hong Kong and Macau.
Part I. Our Corporate Structure, page 1

3. We refer to your October 19, 2021 response to comment 2 in our September 23, 2021 letter and reissue our comment in full. At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
         terms such as    we    or    our    when describing activities or
functions of subsidiaries.
         Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Part I. Permissions Required from the PRC Authorities for Our Operations, page
3

4. We note your recent response to prior comment 6 and partially reissue comment 4 from our September 23, 2021 letter. Please revise the onset of Part I, regarding the CSRC or the CAC, to clearly disclose affirmatively whether any permissions or approvals have been denied.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameWilliam Fung                                 Sincerely,
Comapany NameAMTD IDEA GROUP
                                                               Division of
Corporation Finance
May 16, 2022 Page 2                                            Office of
Finance
FirstName LastName